EXHIBIT 4(b)


                      [Letterhead of CH Energy Group, Inc.]



                                                             December ____, 1999


Dear Fellow Shareholder:

        We are pleased to announce that we have become the successor to Central Hudson Gas & Electric Corporation under the Central Hudson Stock Purchase Plan. Our successorship came about when, on December 15, 1999, we became a holding company and, as such, we are the parent of Central Hudson and other corporations.

        We look forward to the continuation of the Stock Purchase Plan for current holders of our Common Stock as well as for first-time investors.

        If you are currently participating in the Stock Purchase Plan you need take no action, unless you wish further to participate in the Plan's features, which are described in the enclosed Prospectus and Flyer. Also enclosed is a form which you can complete and return in the enclosed envelope if you wish to begin either Automatic Deductions or make Optional Investments.

        If you have not participated in the past and wish to enroll in the Stock Purchase Plan, you may do so by reading the enclosed Prospectus, completing the Enrollment Authorization Form and returning it in the envelope provided.

        If you have any questions, please call the Plan Administrator (First Chicago Trust Company of New York, a division of EquiServe) toll free at 1-800-428-9578 (Internet address "http://www.equiserve.com").

        Please read the Prospectus carefully and save it with your permanent investment records.

                                   Sincerely,


                                            ---------------------------

PJG:lan
Enclosure